MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

T A B L E  O F  C O N T E N T S

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Farallon Resources Ltd. ("Farallon", or the "Company") for the six months ended December 31, 2007 and audited financial statements for the year ended June 30, 2007, which are publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of February 14, 2008.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

1.2.1 Summary

Farallon is a mineral exploration company with its head office in Vancouver, British Columbia, Canada, that is focused on the exploration and development of the G-9 polymetallic (zinc, copper, lead, gold and silver) deposit at the Campo Morado property in Guerrero State, Mexico.

Drilling, metallurgical testing and mine planning activities have been directed toward G-9 since its discovery in June 2005. The Company’s 2007 and 2008 programs have been designed to expand and upgrade the mineral resources and to advance the project toward production by July 2008. Resource definition drilling, mine planning and design, equipment acquisition and site preparation activities have continued during the first six months of fiscal 2008.

In December 2007, Farallon announced the results of a Preliminary Assessment of G-9. The study indicates the potential for a 1,500 tonnes per day underground operation at G-9 indicate on a pre-tax basis, 54% internal rate of return (IRR) and net present value (NPV) of US$141.8 million at an 8% discount rate.

The Company has also recently made two significant appointments. In November 2007, Mr Larry Yau was appointed as the Company’s Chief Financial Officer (“CFO”), and in January 2008, Mr. Eduardo Luna joined the Company’s Board of Directors. Jeffrey Mason resigned as CFO during this quarter.

In January 2008, the Company completed a bought-deal financing and a private placement financing for aggregate gross proceeds of Cdn$27.21 million.

In late January 2008, a new estimate of the mineral resources in the Southeast zone and Replacement zone in the Southeast area and an initial estimate of the mineral resources in the Abajo zone at G-9 were

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

announced. The estimates show that the G-9 deposit has been expanded and confirmed, and 87% of the mineral resources in the Southeast zone have been upgraded to Measured or Indicated categories.

1.2.2 Financings

On January 15, 2008, Farallon completed a “bought deal” short form prospectus offering of 28,572,000 common shares (“Shares”) at a price of Cdn$0.70 per Share (the “Offering Price”). An over-allotment option of 2,080,000 Shares at the Offering Price was exercised at the closing, resulting in gross proceeds of Cdn$21.46 million.

Farallon also completed a private placement financing, which included a 15% over-allotment option that was exercised in full. The Company issued 8,214,450 common shares at a price of Cdn$0.70 per share for gross proceeds of Cdn$5.75 million. These shares are subject to a four month hold period from the closing date.

The aggregate gross proceeds from the financings are Cdn$27.21 million.

1.2.3 Property Activities

Preliminary Assessment

The preliminary assessment was based on inferred mineral resources for the G-9 deposit estimated as of November 2006 with updating of other input and assumptions to September 2007. As the preliminary assessment uses inferred mineral resources that are considered too geologically speculative to have economic considerations applied to them that would enable them to be categorized as mineral reserves, there is no assurance that the preliminary assessment will be realized. Readers are also cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability.

The study was done in US dollars, using long term metal prices. Key parameters and results, presented as Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), are summarized below:

Inferred resources (diluted) Above a 5% Zn cut-off	3,130,000 tonnes grading 3.05 g/t Au 200 g/t Ag 1.58% Cu 1.15% Pb 9.69% Zn
Average Annual Metal Recovery (Life-of-Mine = 6.3 years)	8,400 oz Au 1,106,000 oz Ag 11,113,000 lb Cu 5,213,000 lb Pb 72,450,000 lb Zn
Total Recovered Metal	52,800 oz Au 6,970,000 oz Ag 70,010,000 lb Cu 32,884,000 lb Pb 456,530,000 lb Zn
Average On-site Operating Cost	$48.22 per tonne milled
Start-up Capital Cost	US$124.3 million
Net Cash flow	US$223.6 million

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

NPV (8%)	US$141.8 million
NPV (12%)	US$113.1 million
IRR	54%
Payback Period	Slightly more than one year

The G-9 Preliminary Assessment does not include:

  resources for the Southwest Zone;

  potential additional G-9 resources (at that time) outlined by diamond drilling since November 2006;

  the upside benefit of processing, at some (as yet unspecified) future date, mineralized material from the El Largo, El Rey, Naranjo and Reforma deposits; or

  the cost of rehabilitation that has not yet been defined due to further anticipated changes to the production schedule for the G-9 operation (grade and tonnes, the latter leading, potentially, to a longer life-of-mine that is currently 6.3 years for a production rate of 1,500 tonnes per day), as well as the likely continued use of the G-9 plant site for future processing operations.

The preliminary assessment was completed by MineFill Services Inc. The independent qualified persons for the study are Stephen Godden, FIMMM, C.Eng., and David Stone, P.Eng., and the qualified person for the resource estimate used is David Gaunt, P.Geo., of Hunter Dickinson Inc., who is not independent of the Company. A technical report has been filed on www.sedar.com.

All information contained in this section relating to the contents of the Preliminary Assessment, including but not limited to statements of the project's potential and information under the headings "Key Parameters and Results" are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. The Preliminary Assessment was prepared to broadly quantify the project's capital and operating cost parameters and to provide guidance on the type and scale of future project engineering and development work that will be needed to ultimately define the project's likelihood of feasibility and optimal production rate. It was not prepared to be used as a valuation of the project nor should it be considered to be a pre- feasibility study. The capital and operating cost estimates which were used have been developed only to an approximate order of magnitude based on generally understood capital cost to production level relationships and they are not based on any systematic engineering studies, so the ultimate costs may vary widely from the amounts set out in the Preliminary Assessment. This could materially and adversely impact the projected economics of the project. As is normal at this stage of a project, data is incomplete and estimates were developed based solely on the expertise of the individuals involved as well as the assessments of other persons who were involved with previous operators of the project. At this level of engineering, the criteria, methods and estimates are very preliminary and result in a high level of subjective judgment being employed.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the Preliminary Assessment and the ultimate feasibility of the project. The mineralized material at the G-9 project is currently classified as inferred resources and it is not reserves. The mineralized material in the Preliminary Assessment is based only on the resource model developed by Farallon’s in-house contracted qualified person, an employee of Hunter Dickinson Inc. Considerable additional work, including in-fill drilling, additional process tests, and other engineering and geologic work will be required to determine if the mineralized material is an economically exploitable reserve. There can be no assurance that this mineralized material can become a reserve or that the amount may be converted to a reserve or the grade thereof. Final feasibility work has not been done to confirm the mine design, mining methods, and processing methods assumed in the Preliminary Assessment. Final feasibility could determine that the assumed mine design, mining methods, and processing methods are not correct. Construction and operation of the mine and processing facilities depends on securing environmental and other permits on a timely basis. Data is incomplete and cost estimates have been developed in part based on the expertise of the individuals participating in the preparation of the Preliminary Assessment and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction, and on-going operating costs and metal recoveries could be materially different from those contained in the Preliminary Assessment. There can be no assurance that mining can be conducted at the rates and grades assumed in the Preliminary Assessment. The Preliminary Assessment assumes specified, long-term price levels for certain metals. Prices for these commodities are historically volatile, and Farallon has no control of or influence on those prices, all of which are determined in international markets. There can be no assurance that the prices of these commodities will continue at current levels or that they will not decline below the prices assumed in the Preliminary Assessment. Prices for gold, silver, copper, lead and zinc have been below the price ranges assumed in Preliminary Assessment at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Interest rates are at historically low levels. There can be no assurance that debt and/or equity financing will be available on acceptable terms. A significant increase in costs of capital could materially and adversely affect the value and feasibility of constructing the project. Other general risks include those ordinary to large construction projects including the general uncertainties

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.

The Preliminary Assessment also uses the term ‘inferred resources’. Farallon advises investors that although the term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize it. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and permits obtained. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or permits obtained.

Resource Estimates

This section uses the terms “measured resources”, ‘indicated resources’ and ‘inferred resources’. Farallon Resources Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or permits obtained.

The currently outlined dimensions of the G-9 deposit are approximately 1,000 metres by 650 metres. The maximum thickness of the deposit is 45 metres, and averages 10 to 20 metres. The deposit currently consists of four massive sulphide bodies (Southeast, Southwest, North and Abajo). Stringer mineralization in the footwall of these bodies has been modeled as a series of replacement zones.

A new estimate of the mineral resources in the Southeast zone and Replacement zone in the Southeast area and an initial estimate of the mineral resources in the Abajo zone at G-9 were announced in January 2008. The estimate was based on drilling to October 2007, including 134 drill holes which define and delineate the massive sulphide and replacement zones. As a result the overall G-9 mineral resources were increased and a significant amount is in the measured and indicated categories.

The table below shows the total resources for all zones in the G-9 deposit. The table includes the January 2008 resources for Southeast, Abajo, and Southeast Area Replacement zones and the November 2006 resources for Southwest, North and North Area Replacement zones.

G-9 DEPOSIT MINERAL RESOURCES

Category	Cutoff Zn%	Tonnes	Grade
			Zn %	Au g/t	Ag g/t	Cu %	Pb %
Total Measured	2	593,000	10.7	3.42	257.5	1.50	1.49
	5	491,000	12.2	3.44	257.9	1.56	1.52
	8	351,000	14.5	3.28	243.1	1.69	1.55
Total Indicated	2	1,205,000	10.6	2.81	205.9	1.46	1.23
	5	997,000	12.1	2.54	199.3	1.61	1.23
	8	715,000	14.3	2.31	188.2	1.77	1.20
Total Measured + Indicated	2	1,798,000	10.7	3.01	222.9	1.47	1.32
	5	1,488,000	12.2	2.83	218.6	1.59	1.32
	8	1,066,000	14.4	2.63	206.3	1.74	1.32
Total Inferred	2	4,680,000	6.3	2.83	179.2	1.14	0.98
	5	2,528,000	8.8	3.15	205.6	1.36	1.21
	8	1,256,000	11.2	3.10	213.2	1.52	1.03

Notes: Mineral resources that are not mineral reserves do not have demonstrated economic viability.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

A 5% Zn cutoff was used for a December 2007 preliminary assessment; detailed engineering studies will determine the best cutoff.

The resource estimates were completed for Farallon by the geological staff of Hunter Dickinson Inc. The qualified person for the resource estimate is David Gaunt, P.Geo., who is not independent of the Company. The mineral resource classifications for the January 2008 estimates were assessed by independent qualified person Qingping Deng, CPG, of Behre Dolbear & Company (USA), Inc.

An updated resource estimate based on infill drilling to December 2007 at the North zone is underway.

Underground Access and Site Preparations

Two 4.5 by 4.5 metre exploration declines – main decline and ventilation decline – are presently being excavated. The total length of the main decline will be approximately 1,395 metres. The ventilation decline is planned to be approximately 1,025 metres with an additional 740 metre ramp to the Southeast zone. The totals include crosscuts, muck bays or other excavations necessary to service the ramps. Decline development began in August 2006, and is scheduled for completion in the last quarter of fiscal 2008.

Through the retention of services from JDS Mining & Energy and Wabi Development Corporation, Farallon has been able to significantly improve productivity in the underground decline. Since the start of calendar 2008, advance rates of up to 6 metres per day have been achieved over a sustained period in each decline; however, poor ground conditions have recently hampered advancement rates. Farallon, JDS and Wabi are continuing to seek ways to improve on these results and plan for mitigation of poor ground conditions encountered in the future. Every effort, including the early purchase of additional mining equipment is being made to assist in these initiatives. Farallon and McIntosh Engineering will be investigating design changes to keep the project on track.

Final mill design drawings are being prepared and equipment purchases are on-going, and mill construction began in January. Mill site construction activities have ramped up significantly. Mill Purchase Orders to date are reported to be 87% complete by the Project’s Engineering Procurement and Construction Management contractor with $28.4 million committed to date for their work. The design engineering is nearing completion, with engineering drawing for construction 95% completed. Construction Contractors selected to date have mobilized and are increasing work force levels weekly to meet the construction schedule.

Work on the tailings dam and water diversion earthworks is also proceeding with necessary environmental procedures being undertaken at this time.

The Company has received its permit (Manifestacion de Impacto Ambiental or Environmental Impact Statement) for the main power line to the site from the Mexican Secretariat of Environmental and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or SEMARNAT). Farallon also recently received a Cambio de Uso de Suelo (Change of use of Soil), the other permit that is relevant to the power line development, from the SEMARNAT. As previously announced, the construction contract for the power line had previously been awarded to Constructora Vivar S.A de C.V., and the route surveyed in preparation to start work.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

Farallon has signed a new agreement with the National Union of Mineworkers to cover activities through to the commencement of production. The agreement has been ratified by our local employees and will see the retention of local benefits in all future activities on site.

Community Engagement

Following up on its extensive socio-economic studies in 2006, Farallon is working with government and private training institutes to implement several education and training programs, with the objective of assisting people in the local communities to prepare for direct and indirect jobs related to mine development at G-9. These include:

  Partnering with the state and federal government to initiate a Literacy and Basic Education program in the fall of 2006, the community of Campo Morado alone had a recent graduating class of 35 adults with a total of 80 graduates as of November 2007. Current enrollment in the program is approximately 160 people.

  Partnering with a federally certified training institution to certify personnel that have a skill set due to on the job training at the project, and to build a skills development program to strengthen the manpower available at the local level. A pilot program with current employees began during fiscal 2007. Introduction of a community skills program was implemented in September and November 2007. Participation in the program will continue through 2008.

  Partnering with other private consultants to develop a job specific training program for mill and plant workers as well as underground miners. These programs have been implemented with the mill program scheduled for implementation in May 2008.

  Working with three integrated committees in five of the satellite communities in the surrounding areas of the project. Induction and introductory training was completed in 2007. Farallon continues to participate and promote the integrated community committees.

The Company holds ongoing community information sessions to discuss topics such as the environment, what a modern mining operation looks like, and what jobs and training opportunities might be available.

1.2.4 Activities during the fiscal quarter

The following activities occurred during the quarter ended December 31, 2007:

(i)	advancement of exploration and resource expansion objectives, including:

	a.	completion of approximately 16,300 metres of surface drilling in 33 holes, all drilled at G-9 deposit;

	b.	ongoing resource modelling and resource estimates for Southeast and Abajo zones;

(ii)	advancement of the underground access decline to 583 metres and the ventilation crosscut to 560 metres;

(iii)	advancement of project planning and site preparation activities;

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

(iv)

ongoing community engagement and implementation of education enhancement and training programs for employees, and members of local communities in preparation for direct and indirect employment associated with the project; and

(vi)	ongoing office and general management activities.

1.2.5 Legal

(a) Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour.

The Nevada action was concluded in favour of the Company in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The plaintiffs filed an appeal to the Nevada Supreme Court. On November 16, 2005, the appeal was denied in its entirety, re-affirming the decisions of the lower courts. The November 16, 2005 decision was final and conclusive; however, in December 2005 one of the plaintiffs requested a rehearing of the matters covered by the November 16, 2005 judgement. On April 18, 2006 the Nevada Supreme Court denied the request for a rehearing. The Company continues to seek the recovery of the default monetary judgement awarded in 2007, the current value of which is in excess of US$1 million.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff’s claim was without merit and ordered the plaintiff to pay Farallon’s costs. This ruling was appealed by the plaintiff. On April 5, 2002, Farallon received the decision of the First Unitary Tribunal for the Fifth Circuit in Sonora, Mexico, with respect to the plaintiff’s appeal. Farallon was notified by its Mexican legal counsel that a new decision was entered setting aside the original ruling of October 25, 2001 and declaring the case a nullity, based on technical and legal omissions on the part of the plaintiff. Farallon appealed this ruling, to the Second Collegial Court for the Fifth Circuit in Sonora, and this court upheld the decision of the First Unitary Tribunal.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001, the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. This ruling was appealed by Mr. Hermiston. In November 2007, the Prosecutor General’s Office denied the appeal, stating that there were no grounds for criminal prosecution against the Company or any of its directors. This ruling has been confirmed by the Auxiliaries of the Public Prosecutor and is fully ratified and definitive. This now concludes the criminal action by Mr. Hermiston.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the civil case initiated by David L. Hermiston in September 2004. In addition, the court awarded costs to Farallon. However, in early August 2007, Mr.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

Hermiston appealed this judgment. In February 2008, the Company was advised that the appeal court in Mexico City had dismissed the appeal.

(b) Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. The Company filed the appropriate response with the Second District Court for the Fifth Circuit in Sonora to have the proceedings dismissed and to seek remediation from Wiltz and associated parties. In connection with this claim a lien was filed on certain assets of the Company’s Mexican subsidiary. This lien is second in priority to a lien over the “Camp Morado” and “Reducción La Alina” mining concessions in favour of Farallon Resources Corp. pursuant to a mortgage agreement.

On November 6, 2007 the Company was advised by its legal representatives in Mexico that the Second District Court of the Fifth Circuit in Hermosillo had issued a ruling declaring that Wiltz had not proven its allegations under the civil action and that there was no justification to rescind the option agreement between Minera Summit and Farallon referenced above. Wiltz has appealed this ruling and the Company is taking necessary steps to resolve the matter.

1.2.6 Market Trends

The zinc price averaged $1.47/lb in 2007, increasing from $0.48/lb in 2004. Zinc has averaged $1.07/lb in January 2008. Lead prices increased substantially to average $1.16/lb over the 2007 year from $0.60/lb in 2006. Lead prices have averaged $1.19/lb in January 2008. Average copper prices have been more than $3.00/lb for two years, and averaged $3.22/lb in 2007. The copper price has averaged $3.21/lb in January 2008.

The gold price averaged $695/oz in 2007, increasing from $410/oz in 2004. The gold price has increased further in 2008, averaging US$890/oz for the month of January 2008. The silver price has also increased since 2004, from an average of $6.69/oz in 2004 to $13.38 in 2007. Silver prices continue to follow gold, increasing in January 2008 to average $15.96/oz.

The outlook for all these metals remains favourable in the immediate term. The Company continues to monitor long term metal price forecasts in its ongoing evaluation of the development potential of the Campo Morado Project.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

1.3 Selected Annual Information

The following selected annual information is derived from the Company's audited financial statements for the years ended June 30, 2007, 2006, and 2005 and is prepared in accordance with Canadian generally accepted accounting principles and is expressed in thousands of United States Dollars, except per-share figures and number of shares:

	As at and for the year ended June 30
	2007	2006	2005
Current assets	$62,277	$6,251	$14,649
Mineral properties	8,963	8,963	8,963
Other assets	4,633	302	384
Total assets	75,873	15,516	23,996

Current liabilities	4,488	684	722
Other liabilities	51	–	–
Shareholders’ equity	71,334	14,832	23,274
Total liabilities and shareholders’ equity	75,873	15,516	23,996

Working capital	57,789	5,567	13,927

Expenses (income)
Exploration	14,651	8,977	8,752
Conference and travel	583	416	207
Foreign exchange	(3,670)	(813)	(19)
Interest expense	5	7	–
Interest and other income	(1,533)	(313)	(269)
Legal, accounting and audit	1,755	858	1,242
Office and administration	2,248	1,628	1,128
Shareholder communications	320	663	621
Stock-based compensation - exploration	905	387	366
Stock-based compensation - office and administration	1,597	647	406
Loss before the under noted	16,861	12,457	12,434
Gain on sale of equipment	–	–	(3)
Loss for the year	16,861	12,457	12,431

Basic and diluted loss per share	$0.10	$0.12	$0.15

Weighted average number of
common shares outstanding	172,363,147	102,328,852	80,437,034

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

1.4 Summary of Quarterly Results

The following financial data has been prepared in accordance with Canadian generally accepted accounting principles and is presented in thousands of United States Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
	2007	2007	2007	2007	2006	2006	2006	2006
Current assets	$33,776	$54,819	$62,277	$66,433	$20,031	$2,264	$6,251	$8,788
Mineral properties	8,963	8,963	8,963	8,963	8,963	8,963	8,963	8,963
Other assets	9,081	5,266	4,633	915	924	867	302	339
Total assets	51,820	69,047	75,873	76,311	29,918	12,094	15,516	18,090

Current liabilities	6,732	4,002	4,488	1,125	864	897	684	762
Other liabilities	580	51	51	–	–	–	–	–
Shareholders’ equity	44,508	64,994	71,334	75,186	29,054	11,197	14,832	17,328
Total liabilities and equity	51,820	69,047	75,873	76,311	29,918	12,094	15,516	18,090

Working capital	27,044	50,817	57,789	65,308	19,167	1,367	5,567	8,026

Expenses (income)
Exploration	18,367	10,073	6,670	3,421	1,829	2,731	2,332	2,428
Conference and travel	228	116	125	115	234	109	125	70
Foreign exchange loss (gain)	(358)	(1,711)	(3,602)	(287)	221	(1)	(41)	(179)
Interest income	(340)	(575)	(676)	(767)	(55)	(35)	(83)	(79)
Legal, accounting and audit	926	262	571	367	528	289	350	187
Office and administration	1,656	742	743	533	493	483	344	377
Shareholder communications	171	64	93	58	111	58	51	58
Stock-based compensation	688	189	1,944	142	465	(49)	458	81
Tax	(162)	162	–	–	–	–	–	–
Loss for the period	21,176	9,322	5,868	3,582	3,826	3,585	3,536	2,943

Basic and diluted loss per share	$0.07	$0.03	$0.02	$0.02	$0.03	$0.03	$0.03	$0.03

Weighted average number of common shares outstanding (thousands)	289,705	287,444	284,608	180,646	119,776	105,822	105,294	104,807

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

1.5 Results of Operations

Loss for the six months ended December 31, 2007 increased to $30,497,971 from $7,410,713 in the same period of the previous fiscal year. The increase is due principally to increased exploration and development activities at the Campo Morado property with the ongoing development at the Company’s G9 deposit.

Expenses, excluding stock-based compensation, foreign exchange, interest income and tax increased to $32,603,341 from $6,866,149 in the same period of the previous fiscal year.

Exploration expenses for the period ended December 31, 2007, excluding stock-based compensation, increased to $28,438,835 compared to $4,560,348 in the same period of the 2007 fiscal year. The main exploration expenditures incurred during the period were drilling (2008 – $2,346,288; 2007 –$1,053,374), engineering (2008 – $36,080; 2007 – $1,565,691); geological (2008 – $493,435; 2007 –$686,414), site activities (2008 – $2,420,279; 2007 – $936,698), and G9 expenditures (2008 –$21,464,762; 2007 – $nil). The Company is currently focused on the development of a mine on the G9 deposit (“G9 mine”) with the majority of expenditures being incurred on the decline, the access road, and development of the process plant. The Company has in addition paid approximately $11.35 million to vendors in advance for the supply of goods and services for the project which have been recorded as prepaid expenditures. Exploration expenditures during the period were also focused on resource expansion objectives (refer 1.2.3) .

Interest income increased to $915,001 for the period ended December 31, 2007 from $89,571 for the previous fiscal year due to higher average cash balances held by the Company.

Legal, accounting and audit expenses increased to $1,187,964 from $816,807 in the same period of the previous fiscal year due to significant expenditures being incurred in respect of the outstanding litigation. Office and administration costs increased to $2,388,209 compared to $971,337 in the prior year due mainly to an increase in the number of personnel required to support the development of G9.

Foreign exchange gain increased to $2,069,057 for the current period as compared to an exchange loss of $218,870 in the previous year, due to the Canadian dollar appreciating vis-à-vis the US dollar. The Company currently holds most of its funds in Canadian dollars.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to public offering of equity securities, private placement financings, and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds can be impacted by future exploration results, mine development changes, changes in metal prices or market conditions.

At December 31, 2007, the Company had working capital of approximately $27.0 million and $17.8 million in cash and equivalents. The Company’s cash and equivalents are invested in business and current accounts with Scotiabank, and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments. This together with the equity financings completed in January 2008 (refer 1.2.2) and the planned debt financing described in 1.7 is sufficient to fund its known commitments and operating plans over the balance of the fiscal year ending June 30, 2008.

1.7 Capital Resources

At December 31, 2007, Farallon had working capital of approximately $27.0 million, as compared to $57.8 million at June 30, 2007. The Company has no long term debt.

The Company has appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for the debt financing package for the development of the G9 deposit at the Company’s Campo Morado project. The package comprises an initial $20 million bridge facility to be followed by a refinancing and development (“Term”) facility of $70 million. The bridge facility will finance both mining and processing equipment, and the Term facility will be used to re-finance the bridge facility, as well as to finance mine construction and associated mill processing facilities. The Company has paid approximately $900,000 in fees and has incurred additional insurance costs of approximately Cdn$1.3 million as a result of the financing.

The Company and Rothschild signed the bridge facility loan agreement for reference on October 29, 2007, and security documents in Mexico are currently being finalized in the normal course. Rothschild is to act as agent to arrange a consortium of lending financial institutions to participate in the $70 million Term facility in early 2008. In conjunction with the bridge facility loan agreement, the Company issued 2,000,000 share purchase warrants to the agents exercisable at Cdn$0.50 per common share, expiring on April 12, 2012. The warrants become vested and are exercisable upon the initial draw down of the bridge facility loan. In addition, upon finalization of the Term facility, the Company issued 2,000,000 share purchase warrants to the agents exercisable at Cdn$0.50 per common share, expiring on April 12, 2012, and become vested and exercisable upon the draw down of the second tranche on the Term facility.

The Company currently has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases. At December 31, 2007, the Company had 289.7 million common shares issued and outstanding.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by nine public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiary, Prestadora de Servicios Campo Morado, SA de CV are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

During the period and quarter ended December 31, 2007, the Company paid HDI $4,690,007 and $3,000,192 respectively, for these services, as compared to $2,371,069 and $1,187,276 in the comparable period of fiscal 2007. This increase is due to the additional services provided by HDI associated with the G9 mine development activity as described in 1.2.4.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

The Company is currently in the process of finalizing in the normal course a debt financing agreement as described in 1.7 Capital Resources.

1.12 Critical Accounting Estimates

The Company's accounting policies follow the same accounting policies and methods of application as presented in note 3 of the audited consolidated financial statements for the year ended June 30, 2007, and as presented in changes in accounting policies item 1.13 and note 2 of the consolidated financial statements for the period ended December 31, 2007. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of buildings and equipment,
  the estimation of asset retirement obligations, and
  the measurement of stock-based compensation expense.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of buildings and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of mineral property interests, and buildings and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Site restoration costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

The Company grants share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13 Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on July 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

1.14 Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable and prepaids, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. It is not practicable to determine the fair values of amounts receivable due from to related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as at February 14, 2008, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				328,711,604
		Cdn $
Share purchase options	February 29, 2008	$0.74	180,000
	March 31, 2009	$0.80	899,000
	March 31, 2009	$0.89	40,000
	March 31, 2009	$0.63	559,000
	May 31, 2009	$0.63	50,000
	August 24, 2009	$0.63	1,232,500
	March 31, 2011	$1.00	2,450,000
	March 31, 2012	$0.63	3,770,000
	December 31, 2012	$0.70	1,275,000
	January 16, 2013	$0.67	300,000	10,755,500

Warrants[1]	November 17, 2008	$0.60	15,953,350
	December 21, 2008	$0.50	9,460,000
	December 21, 2008	$0.70	79,945,000
	December 15, 2010	$0.70	1,839,120	107,197,470

Note 1: The Company issued 2,000,000 share purchase warrants in terms of the bridge facility loan agreement, exercisable at Cdn$0.50 per common share expiring on April 12, 2012. These warrants become vested and are exercisable upon the initial draw down of the bridge facility loan (refer 1.7) ..

1.15.3 Internal Controls over Financial Reporting and Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the period ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED DECEMBER 31, 2007

There have been no significant changes in the Company's disclosure controls during the period ended December 31, 2007 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as an inferred resource. Readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities also depend on securing environmental and other permits on a timely basis. There can be no assurance that all permits required can be secured or secured on a timely basis.

A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

The Company is in the process of arranging a debt financing package for the development and construction of the G9 mine at Campo Morado. There can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows.

The economics of the Company’s projects are sensitive to changes in commodity prices, the Canadian Dollar, the US Dollar and the Mexican Peso exchange rates. These have been subject to large fluctuations in the past several years.

The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern. At December 31, 2007, The Company had working capital of approximately $27.0 million. These funds together with the subsequent equity financings and the planned debt financing may not be sufficient to meet its planned business objectives and project advancement of the G9 deposit on its Campo Morado Property. Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and/or its exploration and development activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.